UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 9, 2006**

First Financial Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**0-17122**	**57-0866076**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

34 Broad Street, Charleston, South Carolina	**29401**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): **(843) 529-5933**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

<u>Item 7.01 Regulation FD Disclosure</u>

On February 9 and 10, 2006, A. Thomas Hood, CEO of First Financial Holdings, Inc. had the opportunity to meet with several current and potential institutional investors. For more information regarding this matter, see the presentation attached hereto as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

<u>Item 9.01 Financial Statements and Exhibits</u>

(c) Exhibits

Exhibit (99.1). Presentation of February 9-10, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC.

DATE: February 9, 2006   By: /s/ Susan Baham
                                               Susan Baham
                                               Executive Vice President, Finance
                                               and Chief Financial Officer

Exhibit 99.1